Exhibit 3.19

500778

CERTIFICATE OF ORGANIZATION

OF

MEREDITH SHOPPER MARKETING, LLC

TO THE SECRETARY OF STATE OF THE STATE OF IOWA:

Pursuant to Section 201 of the Iowa Revised Uniform Limited Liability Company Act, the undersigned, acting as organizer of the limited liability company, adopts the following Certificate of Organization for the limited liability company.

1.	The name of the limited liability company is Meredith Shopper Marketing, LLC.

2.	The street address of the limited liability company’s initial registered office:

1716 Locust Street

Des Moines, Iowa 50309

3.	The name and street and mailing address of the initial registered agent for service of process of the limited liability company is:

John S. Zieser

1716 Locust Street

Des Moines, Iowa 50309

4.	The effective time and date of this document is the time and date of its filing with the Iowa Secretary of State.

/s/ S. Christian Nelson
S. Christian Nelson, Organizer